Term Sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 197-A-I dated August 25, 2010

Term Sheet to
Product Supplement No. 197-A-I
Registration Statement No. 333-155535
Dated August 9, 2011; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

$
Single Observation Capped Market Plus Notes Linked to the Performance of the Australian Dollar Relative to the U.S. Dollar due February 17, 2012

General

- The notes are designed for investors who seek to participate in the appreciation of the Australian dollar relative to the U.S. dollar from and including the pricing date to and including the Observation Date, up to the Maximum Return of 10.00%, and who anticipate that the Reference Currency Return will be greater than or equal to the Knock-Out Buffer Percentage of at most -10.00%*. Investors should be willing to forgo interest payments and, if a Knock-Out Event occurs, be willing to lose some or all of their principal. If a Knock-Out Event has not occurred, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of at least 4.00%** and (b) the Reference Currency Return, subject to the Maximum Return of at least 10.00%* at maturity.
- **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 17, 2012*
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
- The notes are expected to price on or about August 12, 2011 and are expected to settle on or about August 17, 2011.

Key Terms

Reference Currency:	Australian dollar
Base Currency	U.S. dollar
Knock-Out Event:	A Knock-Out Event occurs if the Reference Currency Return is less than the Knock-Out Buffer Percentage.
Knock-Out Buffer Percentage:	At most -10.00%* * The actual Knock-Out Buffer Percentage will be set on the pricing date and will not be greater than -10.00%.
Payment at Maturity:	***If a Knock-Out Event has occurred***, you will receive a cash payment at maturity that will reflect the performance of the Reference Currency relative to the Base Currency, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Reference Currency Return), subject to the Maximum Return *If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Spot Rate is less than the Starting Spot Rate.* ***The Reference Currency Return formula includes an embedded variable downside leverage and an embedded variable decelerating upside leverage, which will cause you to lose all of your investment at maturity if the Ending Spot Rate is less than the Starting Spot Rate by 50% or more. The embedded variable decelerating upside leverage decreases as a Reference Currency Return increases, and the embedded variable downside leverage increases as a Reference Currency Return decreases.*** *Please see "Selected Risk Considerations — Your Investment in the Notes May Result in a Loss on an Accelerated Basis" and "Selected Risk Considerations — The Method of Calculating the Reference Currency Returns Will Diminish Any Reference Currency Appreciation and Magnify Any Reference Currency Depreciation Relative to the U.S. Dollar" in this term sheet for more information.* ***If a Knock-Out Event has* not *occurred***, you will receive a cash payment at maturity that will reflect the performance of the Reference Currency relative to the Base Currency, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 *plus* the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Reference Currency Return, subject to the Maximum Return. For additional clarification, please see "What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency relative to the Base Currency?" in this term sheet.
Maximum Return:	At least 10.00%. For example, if the Maximum Return is 10.00% and the Reference Currency Return is greater than or equal to 10.00%, you will receive the Maximum Return of 10.00%**, which entitles you to a maximum payment at maturity of $1,100** for every $1,000 principal amount note that you hold. ** The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 10.00% and $1,100 per $1,000 principal amount note, respectively.
Contingent Minimum Return:	At least 4.00%***, subject to the credit risk of JPMorgan Chase & Co. *** The actual Contingent Minimum Return will be set on the pricing date and will not be less than 4.00%.
Reference Currency Return:	$\frac{\text{Ending Spot Rate} - \text{Starting Spot Rate}}{\text{Ending Spot Rate}}$ In no event, however, will the Reference Currency Return be less than -100.00%.
Starting Spot Rate:	The Starting Spot Rate will be determined on the pricing date and will be (a) the Spot Rate on the pricing date, determined as specified under "— Spot Rate" below or (b) an exchange rate determined by reference to certain intra-day trades, in each case, as determined by the calculation agent in good faith and a commercially manner. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate that might affect the value of your notes. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page TS-2 of this term sheet.
Ending Spot Rate:	The Spot Rate on the Observation Date
Spot Rate:	The Spot Rate on a given date is expressed as a number of U.S. dollars per Australian dollar and is equal to the rate reported by Reuters Group PLC ("Reuters") on such date of determination on Reuters page WMRSPOT12 (or any substitute page) at approximately 4:00 p.m., Greenwich Mean Time, as determined by the calculation agent.
Observation Date:	February 14, 2012†
Maturity Date:	February 17, 2012†
CUSIP:	48125XJ56
Other Key Terms	See "Additional Key Terms" on page TS-1 of this term sheet.

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Calculation Date — Notes Linked to the Performance of a Single Reference Currency Relative to the Base Currency" in the accompanying product supplement no. 197-A-I

Investing in the Single Observation Capped Market Plus Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 197-A-I and "Selected Risk Considerations" beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-15 of the accompanying product supplement no. 197-A-I.

(2) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 9, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 197-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 197-A-I dated August 25, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 197-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 197-A-I dated August 25, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210003589/e39856_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to the Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Reference Currency (which is, Sydney, Australia) and (b) banking institutions in The City of New York and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet, if the scheduled Observation Date is not a currency business day with respect to any Reference Currency or if there is a market disruption event with respect to any Reference Currency on the scheduled Observation Date, the scheduled Observation Date will be postponed as described under "Description of Notes — Postponement of a Calculation Date — Notes Linked to the Performance of a Single Reference Currency Relative to the Base Currency" in the accompanying product supplement no. 197-A-I.

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Spot Rate is expressed as the number of U.S. dollars per Australian dollar. As a result, an **increase** in a Spot Rate from the pricing date to the Observation Date means that the Australian dollar has **appreciated / strengthened** relative to the U.S. dollar from the pricing date to the Observation Date. This means that one Australian dollar could purchase more U.S. dollars on the Observation Date than it could on the pricing date. Viewed another way, it would take fewer Australian dollars to purchase one U.S. dollar on the Observation Date than it did on the pricing date.

The notes do not provide a linear return on the appreciation of the Australian dollar relative to the U.S. dollar. A linear return reflects the return that would be achieved by converting the principal amount of the notes from U.S. dollars into Australian dollars at the Starting Spot Rate on the pricing date and then, on the Observation Date, converting back into U.S. dollars at the Ending Spot Rate. Instead, subject to the Contingent Minimum Return and the Maximum Return, the return on the notes will be determined by reference to the Reference Currency Return formula set forth in this term sheet, which does not reflect a linear return.

As demonstrated by the examples below, under the Reference Currency Return formula, any appreciation of the Australian dollar relative to the U.S. dollar will be diminished, as compared to a linear return, while any depreciation of the Australian dollar relative to the U.S. dollar will be magnified, as compared to a linear return. In addition, the diminishing effect on any appreciation of the Australian dollar relative to the U.S. dollar increases as the Reference Currency Return increases, and the magnifying effect on any depreciation of the Australian dollar relative to the U.S. dollar increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use only the linear method for calculating currency returns.

The following examples assume a Starting Spot Rate of 1.03 for the Australian dollar relative to the U.S. dollar.

Example 1: The Australian dollar strengthens from the Starting Spot Rate of 1.03 Australian dollars per U.S. dollar to the Ending Spot Rate of 1.0815 Australian dollars per U.S. dollar.

The Reference Currency Return is equal to 4.76%, calculated as follows:

$$(1.0815 - 1.03) / 1.0815 = 4.76\%$$

By contrast, if the return on the Australian dollar were determined using a linear return, the return would be 5.00%.

Example 2: The Australian dollar strengthens from the Starting Spot Rate of 1.03 Australian dollars per U.S. dollar to the Ending Spot Rate of 1.133 Australian dollars per U.S. dollar.

The Reference Currency Return is equal to 9.09%, calculated as follows:

$$(1.133 - 1.03) / 1.133 = 9.09\%$$

By contrast, if the return on the Australian dollar were determined using a linear return, the return would be 10.00%.

As Examples 1 and 2 above demonstrated, the diminishing effect on any appreciation of the Australian dollar relative to the U.S. dollar increases as the Reference Currency Return increases.

Conversely, a **decrease** in the Spot Rate from the pricing date to the Observation Date means that Australian dollar has **depreciated / weakened** relative to the U.S. dollar from the pricing date to the Observation Date. This means that one Australian dollar could purchase fewer U.S. dollars on the Observation Date than it could on the pricing date. Viewed another way, it would take more Australian dollars to purchase one U.S. dollar on the Observation Date than it did on the pricing date.

Example 3: The Australian dollar weakens from the Starting Spot Rate of 1.03 Australian dollars per U.S. dollar to the Ending Spot Rate of 0.927 Australian dollars per U.S. dollar.

The Reference Currency Return is equal to -11.11%, calculated as follows:

$$(0.927 - 1.03) / 0.927 = -11.11\%$$

By contrast, if the return on the Australian dollar were determined using a linear return, the return would be -10.00%.

Example 4: The Australian dollar weakens from the Starting Spot Rate of 1.03 Australian dollars per U.S. dollar to the Ending Spot Rate of 0.515 Australian dollars per U.S. dollar.

The Reference Currency Return is equal to -100.00%, which demonstrates that there is no limit on the downside for the Reference Currency Return, calculated as follows:

$$(0.515 - 1.03) / 0.515 = -100.00\%$$

By contrast, if the return on the Australian dollar were determined using a linear return, the return would be -50.00%.

Because the Reference Currency Return may not be less than -100.00%, any further depreciation of the Australian dollar relative to the U.S. dollar will not further reduce the Reference Currency Return.

As Examples 3 and 4 above demonstrated, the magnifying effect on any depreciation of the Australian dollar relative to the U.S. dollar increases as the Reference Currency Return decreases.

The hypothetical Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL PRESERVATION OF CAPITAL AT MATURITY** — The notes provide the opportunity to participate in the appreciation of the Australian dollar relative to the U.S. dollar, up to the Maximum Return of at least 10.00%, at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of not less than 4.00% on the notes, for a minimum payment at maturity of at least $1,040 for every $1,000 principal amount note, subject to the Maximum Return of at least 10.00% and the credit risk of JPMorgan Chase & Co. The maximum payment at maturity is at least $1,100 per $1,000 principal amount note. The actual Contingent Minimum Return and Maximum Return will be set on the pricing date and will not be less than 4.00% and 10.00%, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **EXPOSURE TO THE AUSTRALIAN DOLLAR VERSUS THE U.S. DOLLAR** — The return on the notes is linked to the performance of the Australian dollar, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will enable you to participate in any increase in the value of the Reference Currency relative to the U.S. dollar from the pricing date to the Observation Date, subject to the Contingent Minimum Return and the Maximum Return.

- **POTENTIAL ACCELERATED LOSS IF THE REFERENCE CURRENCY DEPRECIATES RELATIVE TO THE BASE CURRENCY** — *The Reference Currency Return formula includes an embedded variable downside leverage and an embedded variable decelerating upside leverage. The embedded variable decelerating upside leverage decreases as a Reference Currency Return increases, and the embedded variable downside leverage increases as a Reference Currency Return decreases.* Please see "Selected Risk Considerations — The Method of Calculating the Reference Currency Returns Will Diminish Any Reference Currency Appreciation and Magnify Any Reference Currency Depreciation Relative to the U.S. Dollar" in this term sheet for more information.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 197-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code"). However, under that Section, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a "Section 988 Election"). Although the matter is uncertain, it is reasonable to treat the Section 988 Election as available. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as short-term capital gain or loss. A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and (b) filing the relevant statement verifying this election with your U.S. federal income tax return, or obtaining independent verification under procedures set forth in the Treasury Regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election.

  However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice and revenue ruling described above. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraphs, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

JPMorgan Structured Investments —
Single Observation Capped Market Plus Notes Linked to the Performance of the Australian Dollar Relative to the U.S. Dollar

TS-3

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currency, the Base Currency or the exchange rate between the Reference Currency and Base Currency or any contracts related to the Reference Currency, the Base Currency or the exchange rate between the Reference Currency and the Base Currency. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 197-A-I dated August 25, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Currency relative to the Base Currency and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Reference Currency Return is positive or negative. If the Reference Currency Return is less than the Knock-Out Buffer Percentage of at most -10.00%*, a Knock-Out Event has occurred, the benefit provided by the Knock-Out Buffer Percentage of at most -10.00% will terminate and for every -1% of the Reference Currency Return, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose some or all of your principal.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Reference Currency Return is positive, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Reference Currency Relative to the Base Currency, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 10.00%.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. For example, one of the duties of J.P. Morgan Securities LLC, which we refer to as JPMS, as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the Starting Spot Rate for the Reference Currency as determined by the calculation agent exceeds that reflected in the publicly available information, the Reference Currency must achieve a higher level for you to receive a positive return on your initial investment at maturity. JPMS will not have any obligation to consider your interests as a holder of the notes in making this determination.

- **THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER PERCENTAGE MAY TERMINATE ON THE OBSERVATION DATE**— If a Knock-Out Event occurs, the benefit provided by the Knock-Out Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Reference Currency Return relative to the Base Currency.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **ACCELERATED LOSS IF THE REFERENCE CURRENCY DEPRECIATES RELATIVE TO THE BASE CURRENCY —** The return on the notes is linked to the performance of the Australian dollar relative to the U.S. dollar and will enable you to participate in any increase in the value of the Australian dollar relative to the U.S. dollar from the pricing date to the Observation Date, subject to the Contingent Minimum Return and the Maximum Return. **There is an embedded variable downside leverage in the Reference Currency Return formula, which increases as the Reference Currency Return decreases, up to two times downside leverage. Accordingly, you will lose your entire investment at maturity if the Ending Spot Rate is less than the Starting Spot Rate by 50% or more.** See "— The Method of Calculating the Reference Currency Return Will Diminish Any Appreciation in the Reference Currency and Magnify Any Depreciation in the Reference Currency Relative to the U.S. Dollar" below.

- **THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURNS WILL DIMINISH ANY REFERENCE CURRENCY APPRECIATION AND MAGNIFY ANY REFERENCE CURRENCY DEPRECIATION RELATIVE TO THE U.S. DOLLAR** — The notes do not provide a linear return on the appreciation of the Australian dollar relative to the U.S. dollar. A linear return reflects the return that would be achieved by converting the principal amount of the notes from U.S. dollars into Australian dollars at the Starting Spot Rate on the pricing date and then, on the Observation Date, converting back into U.S. dollars at the Ending Spot Rate. Instead, the return on the notes will be determined by reference to the Reference Currency Return formula set forth in this term sheet, which do not reflect a linear return. Under the Reference Currency Return formula, any appreciation of the Australian dollar relative to the U.S. dollar will be diminished, as compared to a linear return, while any depreciation of the Australian dollar relative to the U.S. dollar will be magnified, as compared to a linear return. The diminishing effect on any appreciation of the Australian dollar relative to the U.S. dollar, which we refer to as an embedded variable decelerating upside leverage, increases as the Reference Currency Return increases. The magnifying effect on any depreciation of the Australian dollar relative to the U.S. dollar, which we refer to as an embedded variable downside leverage, increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use only the linear method for calculating currency returns. See "How Do Exchange Rates Work?" in this term sheet for more information.

- **THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY** — You may receive a lower payment at maturity than you would have received if you had invested directly in the Australian dollar or contracts related to the Australian dollar for which there is an active secondary market.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Australia, the United States and other relevant countries or regions.

  Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments in Australia and the United States, and between each country and its major trading partners;
  - the monetary policies of Australia and the United States, especially as related to the supply of money; and
  - the extent of governmental surplus or deficit in Australia and the United States.

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Australia and the United States, and those of other countries important to international trade and finance.

- **THE VALUE OF THE REFERENCE CURRENCY RELATIVE TO THE U.S. DOLLAR MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES** —Australia depends heavily on the export of commodities and the values of the Australian dollar relative to the U.S. dollar has historically exhibited high correlation to the demand for certain commodities. As a result, a decrease in the demand for the relevant commodities may negatively affect the value of the Australian dollar relative to the U.S. dollar and, therefore, the value of the notes.

- **GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES** — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of Australia and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **EVEN THOUGH THE REFERENCE CURRENCY AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT** — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Australian dollar and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL** — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Australian dollar relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government

JPMorgan Structured Investments —
Single Observation Capped Market Plus Notes Linked to the Performance of the Australian Dollar Relative to the U.S. Dollar

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economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

- **CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 197-A-I for further information on what constitutes a market disruption event.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the Spot Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility in the Australian dollar and the U.S. dollar;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally as well as in Australia and the United States;
  - the exchange rate and the volatility of the exchange rates of the Australian dollar relative to the U.S. dollar;
  - suspension or disruption of market trading in the Australian dollar or the U.S. dollar;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Single Observation Capped Market Plus Notes Linked to the Performance of the Australian Dollar Relative to the U.S. Dollar

TS-6

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

The table and examples below illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Starting Spot Rate of 1.03, a Maximum Return of 10.00%, a Contingent Minimum Return of 4.00% and a Knock-Out Buffer Percentage of 10.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

		Total Return on the Notes	
Ending Spot Rate	Reference Currency Return(1)	Knock-Out Event Has Not Occurred(2)	Knock-Out Event Has Occurred(3)
4.12000	75.00%	10.00%	N/A
2.94286	65.00%	10.00%	N/A
2.06000	50.00%	10.00%	N/A
1.71667	40.00%	10.00%	N/A
1.47143	30.00%	10.00%	N/A
1.28750	20.00%	10.00%	N/A
1.21176	15.00%	10.00%	N/A
1.14444	10.00%	10.00%	N/A
1.08421	5.00%	5.00%	N/A
1.07292	4.00%	4.00%	N/A
1.05641	2.50%	4.00%	N/A
1.03000	**0.00%**	**4.00%**	N/A
1.00488	-2.50%	4.00%	N/A
0.98095	-5.00%	4.00%	N/A
0.93636	-10.00%	4.00%	N/A
0.93628	-10.01%	N/A	-10.01%
0.85833	-20.00%	N/A	-20.00%
0.82400	-25.00%	N/A	-25.00%
0.79231	-30.00%	N/A	-30.00%
0.73571	-40.00%	N/A	-40.00%
0.68667	-50.00%	N/A	-50.00%
0.64375	-60.00%	N/A	-60.00%
0.60588	-70.00%	N/A	-70.00%
0.57222	-80.00%	N/A	-80.00%
0.54211	-90.00%	N/A	-90.00%
0.51500	-100.00%	N/A	-100.00%
0.49048	-110.00%	N/A	-100.00%[1]
0.46818	-120.00%	N/A	-100.00%[1]

(1) The Reference Currency Return may not be less than -100% and the payment at maturity may not be less than $0.
(2) The Reference Currency Return is greater than or equal to the Knock-Out Buffer Percentage.
(3) The Reference Currency Return is less than the Knock-Out Buffer Percentage.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Spot Rate increases from the Starting Spot Rate of 1.03 to an Ending Spot Rate of 1.05641 — a Knock-Out Event has not occurred. Because the Reference Currency Return of 2.50% is less than the hypothetical Contingent Minimum Return of 4.00%, the investor receives a payment at maturity of $1,040 per $1,000 principal amount note.

Example 2: The Spot Rate decreases from the Starting Spot Rate of 1.03 to an Ending Spot Rate of 0.98095 — a Knock-Out Event has not occurred. Although the Ending Spot Rate of 0.98095 is less than the Starting Spot Rate of 1.03, because the Reference Currency Return of -5% is not less than the hypothetical Knock-Out Buffer Percentage of -10.00%, a Knock-Out Event has not occurred. Because the Reference Currency Return of -5% is less than the hypothetical Contingent Minimum Return of 4.00%, the investor receives a payment at maturity of $1,040 per $1,000 principal amount note.

Example 3: The Spot Rate increases from the Starting Spot Rate of 1.03 to an Ending Spot Rate of 1.08421 — a Knock-Out Event has not occurred. Because the Reference Currency Return of 5% is greater than the hypothetical Contingent Minimum Return of 4.00% but less than the hypothetical Maximum Return of 10.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:
$$\$1,000 + (\$1,000 \times 5\%) = \$1,050$$

Example 4: The Spot Rate increases from the Starting Spot Rate of 1.03 to an Ending Spot Rate of 1.71667 — a Knock-Out Event has not occurred. Because the Reference Currency Return of 40% is greater than the hypothetical Maximum Return of 10.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, the hypothetical maximum payment on the notes.

Example 5: The Spot Rate decreases from the Starting Spot Rate of 1.03 to an Ending Spot Rate of 0.73571 — a Knock-Out Event has occurred. Because the Reference Currency Return of -40% is less than the hypothetical Knock-Out Buffer Percentage of -10.00%, a Knock-Out Event has occurred and because the Reference Currency Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:
$$\$1,000 + (\$1,000 \times -40\%) = \$600$$

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Historical Information

The following graph shows the historical weekly performance of the Australian dollar relative to the U.S. dollar, expressed in terms of the conventional market quotation (the amount of the U.S. dollars that can be exchanged for one Australian dollar, which we refer to in this term sheet as the exchange rate) as shown on Bloomberg Financial Markets, from January 6, 2006 through August 5, 2011. The exchange rate of the Australian dollar relative to the U.S. dollar as reported by Bloomberg Financial Markets on August 8, 2011 was 1.0188.

The historical exchange rates used to calculate the graph below were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Spot Rate that would be derived from the applicable Reuters page.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return. **The Reference Currency Return increases when the Australian dollar appreciates in value against the U.S. dollar.**



The Spot Rate on August 8, 2011 was 1.0308, calculated in the manner set forth under "Key Terms — Spot Rate" on the front cover of this term sheet. We make no representation or warranty as to the accuracy or completeness of the infromation obtained from Bloomberg Financial Markets or Reuters Group PLC. The exchange rates displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Australian dollar relative to the U.S. dollar will result in the return of any of your initial investment at maturity.

Supplemental Use of Proceeds

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $5.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-29 of the accompanying product supplement no. 197-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $5.00 per $1,000 principal amount note.

JPMorgan Structured Investments —
Single Observation Capped Market Plus Notes Linked to the Performance of the Australian Dollar Relative to the U.S. Dollar

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